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Via EDGAR Ms. Katherine Bagley Staff Attorney Division of Corporate Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628
Re:	IAA Spinco Inc. Form 10-12B Filed June 28, 2018 File No. 001-38580

Dear Ms. Bagley:

On behalf of IAA Spinco Inc. (the “Company” or “SpinCo”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 25, 2018 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-38580) that was filed on June 28, 2018 (the “Registration Statement”). To facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the June 28, 2018 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Ms. Katherine Bagley
U.S. Securities and Exchange Commission
August 30, 2018

Exhibit 99.1

General

1.	In a prominent place in your information statement, please disclose the amount of the distribution to be paid to KAR, how you arrived at the amount, and how you intend to finance it.

Response: The Company respectfully advises the Staff that the amount of the expected cash distribution is not yet quantifiable for the purposes of disclosure in the Information Statement. The Company intends to disclose the amount, and how it arrived at such amount, in a subsequent amendment to the Registration Statement. The cash distribution will be funded primarily by third-party indebtedness that the Company will incur prior to the date of the distribution. See “Certain Relationships and Related Person Transactions—Separation and Distribution Agreement—Cash Distribution” on page 86.

Continue to Develop International Buyer Network, page 13

2.
We note your disclosure that, in 2017, approximately 16% of your U.S. volume was sold to buyers registered outside of the United States, and that you estimate that approximately 25%-30% of the U.S. volume sold through your market place is exported outside of the United States. Please disclose how you arrived at this 25% to 30% estimation, including whether and how you track exports of your vehicles after they are sold to consumers.

Response: The Company respectfully advises the Staff that the 25%–30% was a management estimate based on the business purpose provided by the Company’s buyers at registration. The Company has deleted this 25%–30% estimate given that the Company does not track exports of its vehicles after they are sold to consumers and cannot confirm the accuracy of this estimate.

The Separation and Distribution, page 38

3.
We note that the conditions to the distribution and separation are subject to the satisfaction or, to the extent permitted by applicable law, waiver by KAR. If KAR waives any condition and the impact of such waiver is material to KAR’s shareholders, please tell us how KAR intends to communicate such waiver to its shareholders.

Response: To the extent that KAR’s board of directors determines that any modifications by KAR materially change the material terms of the distribution, KAR will notify KAR’s stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to the Information Statement. See “The Separation and Distribution—Conditions to the Distribution” on page 41.

Ms. Katherine Bagley
U.S. Securities and Exchange Commission
August 30, 2018

Market for IAA Spinco Inc.’s Common Stock, page 40

4.	Please briefly describe in this section the “many factors” that will influence the trading prices for IAA common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure under “The Separation and Distribution—Market for IAA Spinco Inc.’s Common Stock” on page 40 to describe the factors that could cause the market price of IAA’s common stock to rise and fall.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenues and Expenses, page 69

5.
Considering you state elsewhere that fees for your services are earned from both sellers and buyers, provide additional detail here to explain what proportion of your revenues is derived from each. You also describe a variety of services you offer to your customers in your Business section; if a significant portion of your revenues is derived from a particular service or a few services, please enhance your disclosure to identify these services.

Response: In response to the Staff’s comment, the Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Sources of Revenues and Expenses” on page 69 to provide additional detail on the proportion of the Company’s revenues that is derived from sellers and buyers. In addition, the Company has also revised its disclosure on page 69 to clarify that a significant  portion of its revenue is derived from auction fees associated with its salvage auctions.

Revenue, page 70

6.
Enhance this discussion to provide additional disclosure about the results of operations you describe here. For example, you state that vehicles sold under purchase agreements or purchased from individual sellers were approximately 5% and 7% of total damaged and total loss vehicles; however, it is not clear why you have chosen to highlight this particular aspect of your business. Please revise to disclose the nature of the sellers and percentages attributable to the remainder of your damaged and total loss vehicles. Similarly, you highlight North American online sales volume at 60% of total vehicles sold; however, you have not disclosed the source of the remaining 40%.

Response: In response to the Staff’s comment, the Company has revised the discussion of revenue on page 70 to explain that most of the vehicles that are sold through its auctions are consigned to the Company by the seller, and the Company does not record the gross selling price of the consigned vehicles sold at auction as revenue. Conversely, the Company does record the gross selling price of purchased vehicles sold at auction as revenue. The Company highlighted this aspect of the business to demonstrate that the selling price of the vehicle included in revenue only reflects approximately 5% and 7% of vehicles sold under purchase agreements for the fiscal years ended December 31, 2017 and January 1, 2017, respectively. The Company has also revised the discussion of revenue on page 70 to disclose that the remaining 40% of vehicles were sold to buyers present at a physical IAA auction in North America.

Ms. Katherine Bagley
U.S. Securities and Exchange Commission
August 30, 2018

Management, page 80

7.
You disclose elsewhere in your registration statement that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR. Please briefly describe these actual or potential conflicts of interest in this section.

Response: The Company respectfully advises the Staff that it will revise its disclosure in a subsequent amendment to the Registration Statement once the executive officers and directors of the Company following the spin-off have been determined and disclosed in such amendment.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2573.

Sincerely,

/s/Dwight S. Yoo
Dwight S. Yoo

cc:          James P. Hallett, Chairman of the Board and Chief Executive Officer
KAR Auction Services, Inc.

Becca Polak, Chief Legal Officer and Secretary
KAR Auction Services, Inc.

John Kett, Chief Executive Officer and President
Insurance Auto Auctions, Inc.

Gregory A. Fernicola
Skadden, Arps, Slate, Meagher & Flom LLP